SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December 30, 2014
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

EXCERPT OF THE MINUTES OF THE EXTRAORDINARY BOARD OF DIRECTORS MEETING OF COMPANHIA SIDERÚRGICA NACIONAL HELD ON DECEMBER 30, 2014, DRAWN UP IN SUMMARY FORMAT.

Company Registry (NIRE): 35300396090

Corporate Taxpayer’s ID (CNPJ): 33.042.730/0001-04

1.        Date: December 30, 2014

2.        Time: 5:00 p.m.

3.        Venue: Av. Brig. Faria Lima, 3400, 20º andar, São Paulo – SP

4.        Attendance:    Benjamin Steinbruch (Chairman), Antonio Francisco dos Santos, Fernando Perrone, Antonio Bernardo Vieira Maia, Luis Felix Cardamone Neto and Yoshiaki Nakano – Board members; Claudia Maria Sarti – Secretary of the Board of Directors. The meeting was held via conference call.

5.        Agenda: 5.1 – Opening of the Company’s share buyback program; 5.2 - Payment of interim dividends

6.        Matters Discussed: 6.1 – Opening of the Company’s share buyback program – The Board of Directors approved, by majority, the opening of a new buyback program of shares issued by the Company to be held in treasury for subsequent sale or cancellation, pursuant to article 3 of CVM Instruction 10/80, through trading in the stock exchange, intermediated by the following financial institutions: Itaú Corretora de Valores S.A.: Av. Brigadeiro Faria Lima, 3400 – 10º andar – in the city of São Paulo/SP; BTG Pactual Corretora de Mercadorias Ltda.: Av. Brigadeiro Faria Lima, 3477 – 10º andar – in the city of São Paulo/SP; Spinelli S.A. Corretora de Valores Mobiliários e Cambio: Av. Brigadeiro Faria Lima, 1355, 4º andar, Pinheiros, in the city of São Paulo/SP; and Itaú USA Securities Inc.: 767 5thAvenue – 50th Floor – in the city of  New York. The program is limited to the acquisition of up to 34,611,155 shares issued by the Company. The transactions hereby authorized may be executed between December 31, 2014 and March 31, 2015, inclusive. The share acquisition price shall not exceed their respective price on the stock exchange. The number of company shares in the free float, pursuant to article 5 of CVM Instruction 10/80 totals 631,610,554. The Company’s objective with the transaction is to maximize the generation of value to shareholders through an efficient capital structure management. The Board of Directors granted the Executive Officers powers to take all the necessary measures to implement this resolution, including defining the initial date of the buyback approved herein. 6.2 – Payment of interim dividends – In accordance with article 31 of the Company’s Bylaws, the Board of Directors approved, by majority, the proposal for the prepayment of minimum mandatory dividends from the profit reserve (statutory working capital reserve) totaling two hundred and seventy-five million reais (R$275,000,000.00), corresponding to R$0.202358522 per share. The dividends will be paid, with no monetary restatement, as of January 15, 2015, for shareholders domiciled in Brazil. Those entitled to receive the dividends are the shareholders registered in the depositary institution Banco Itaú S.A. as at December 30, 2014.

I hereby certify that the resolutions transcribed herein are faithful in content to the original minutes filed at the Company’s headquarters.

Claudia Maria Sarti

General Secretary to the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: December 30, 2014

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ David Moise Salama
David Moise Salama Investor Relations Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.